UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras and Total advance their strategic alliance with new agreements

Rio de Janeiro, December 21, 2016 - Petróleo Brasileiro S.A.- Petrobras informs that today it signed a Master Agreement with the French company Total, in connection with the Strategic Alliance established in the Memorandum of
Understanding executed on 10/24/2016, as previously announced to the market.

Entering into strategic partnerships is an important part of Petrobras’
2017-2021 Business and Management Plan, as it contributes to the mitigation of risks, the strengthening of  corporate governance and the sharing of information, experiences and technologies, in addition to improving the
Company’s financeability through cash inflows and release of investments.

Petrobras and Total have strong similarities in the upstream segment, sharing a relevant common base of E&P assets and the search for technological development in similar themes.

The companies are jointly participating in 19 consortiums worldwide in exploration and production in key projects as the giant Libra area, which is the first production sharing contract in the Brazilian pre-salt in Santos Basin, besides exploration areas in Equatorial Margin, Espírito Santo Basin and Pelotas
Basin. In addition, the two companies are partners in the Brazil-Bolívia gas pipeline.

With this new agreement, the two companies will strongly reinforce their technological cooperation in the areas of geoscience, subsea systems and joint studies in mutual interest areas, aiming at reducing investment risks and increasing the probability of exploratory success in the next years. The companies will also become partners in Iara and Lapa fields, in the Santos Basin pre-salt, and in two thermal plants, sharing the use of the regasification terminal infrastructure located in Bahia state.

The companies also undertake to expand their joint activities outside Brazil, with Petrobras having the option of taking a stake in the Perdido Foldbelt area in the Mexican Gulf of Mexico.

The transaction has a global estimated value of US$ 2.2 billion including cash, contingent payments and the carry of investments in the production development of common assets to both companies, to be paid by Total to Petrobras and its subsidiaries as appropriate.

The signing of the relevant Sale and Purchase Agreements (SPA) related to the assets from this Master Agreement is subject to internal and external control and regulatory approvals, including the Brazilian Federal Accounting Court
(TCU), potential preemptive rights from the current partners of Iara, plus other precedent conditions. The companies have a mutual commitment to make all the necessary effort to sign all the contracts within 60 days.

The main terms and conditions of this Agreement are as follows:

- the sale of 22.5% interest to Total, in the Iara area (Sururu, Berbigão and
Oeste de Atapu fields) in Block BM-S-11. Petrobras will remain the operator and will keep the largest stake in that consortium, with a 42.5% interest.

-the sale of 35% interest to Total in Lapa field in Block BM-S-9, with transfer of the operation to Total. Petrobras will have a 10% interest in this concession.

- Petrobras’ option to enter at a 20% participation in block 2 of Perdido
Foldbelt area in the Mexican Gulf of Mexico, acquired by Total in partnership with Exxon in the bidding round carried out by the Mexican government on
12/05/2016.

- shared use of the Bahia regasification terminal, with a capacity of 14 million
m3/day.

- partnership, with a 50% interest by Total, in the thermal plants Rômulo de
Almeida and Celso Furtado, located in Bahia, with energy generation capacity of
322 MW.

- joint studies in the exploratory areas of Equatorial Margin and in the southern area of Santos Basin, taking advantage of the existing synergy between the two companies, as each has outstanding geological knowledge of the oil basins located on both shores of the Atlantic.

- technological partnership agreement in geological processing and subsea engineering, in which the companies have complementary knowledge, which can boost the gains from the application of new technologies in the partnership areas.

The information below refers to the concessions established in the Agreement:

Concessions in Upstream

In the Iara concession Petrobras holds 65% interest and is the operator. Shell, with 25%, and Galp with 10%, are partners in this area, which is part of Block
BMS-11. The reservoirs of this concession have higher complexity and are in the production development phase. The partnership with Total in this area will bring benefits such as release of investments and new technological solutions for its development, maximizing profitability and the volume of oil to be recovered.

The limits of this consortium extend into the Entorno de Iara area, from the
Transfer of Rights agreement, in which Petrobras holds 100% interest. The fields
Berbigão, Sururu and Oeste de Atapu must celebrate Individualization Production
Agreements (unitization) with this area of the Transfer of Rights.

In the Lapa field Petrobras holds 45% interest and is the operator. Shell, with
30%, and Repsol with 25%, are partners in this field, which is part of BM-S-9 block. The development of the Lapa field is at an advanced stage, with the recent start of production, as announced on 12/20/2016, and presents geological characteristics and oil quality different from other pre-salt fields. Total, as future operator of this field, will bring benefits to the consortium, by incorporating its experience and knowledge in the continuity of its development plan.

The technological partnerships in the Iara and Lapa areas will develop and apply certain subsea technologies in a pioneering way in Brazil. The efforts to reduce risks and increase the probability and the success in exploration will rely on a
4D seismic application in the context of carbonate reservoirs, with specific studies on CO2 migration and geomechanical studies, in addition to the development of a methodology for the construction of models to support investment decisions.

Gas & Energy Concessions

In the case of the G&E area, Petrobras and Total are forming an innovative partnership in the Brazilian thermal market. The initiative is aligned with the strategies of Petrobras for the Gas and Energy segment in 2017-2021 Business and
Management Plan, which establishes the restructuring of the Energy Businesses and the maximization of the value creation in the gas chain. This vision considers a regulatory evolution, that is already under discussion with
Brazilian federal authorities, forecasting an improvement of the procurement rules, access to pipeline network and LNG regasification terminals.

The partnership with Total includes two thermal plants (Rômulo Almeida and Celso
Furtado), connected to the Regasification Terminal located in São Francisco do
Conde, in Bahia.

Facts deemed relevant will be timely communicated to the market.

______________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 21, 2016	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer